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                                                  Page 1 of 5


                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549



                           SCHEDULE 13G



     INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
            UNDER THE SECURITIES EXCHANGE ACT OF 1934







                    SIBIA Neurosciences, Inc.
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                         (Name of Issuer)



                  Common Stock, $.001 par value
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                  (Title of Class of Securities)


                             8257321
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                          (CUSIP Number)



                           -----------







The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.
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                                                    Page 2 of 5

                           SCHEDULE 13G

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CUSIP No. 8257321
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     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               BRISTOL-MYERS SQUIBB COMPANY
               I.R.S. Employer Identification Number 22-079-0350
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     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_]
                                                   (b) [X]
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     3    SEC USE ONLY
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     4    CITIZENSHIP OR PLACE OF ORGANIZATION

                         Delaware
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 NUMBER OF               5    SOLE VOTING POWER
  SHARES                      658,000
BENEFICIALLY             6    SHARED VOTING POWER
 OWNED BY                     0
   EACH                  7    SOLE DISPOSITIVE POWER
REPORTING                     658,000
  PERSON                 8    SHARED DISPOSITIVE POWER
                              0

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     9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      658,000
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     10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES                                                     [_]
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     11   PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (9)
                      7.2%
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     12   TYPE OF REPORTING PERSON

                      CO
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                                                        Page 3 of 5
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CUSIP NO. 8257321
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Item 1(a).  Name of Issuer:
            SIBIA Neurosciences, Inc.
Item 1(b).  Address of Issuer's Principal Executive Offices:
            505 Coast Boulevard South, Suite 300, La Jolla, CA 92037-4641
Item 2(a).  Name of Person Filing:
            Bristol-Myers Squibb Company
Item 2(b).  Address of Principal Business Office or, if None, Residence:
            345 Park Avenue, New York, NY 10154
Item 2(c).  Citizenship:
            Delaware
Item 2(d).  Title of Class of Securities:
            Common Stock, $.001 par value per share
Item 2(e).  CUSIP Number:
            8257321
Item 3.     If this statement is filed pursuant to Rules 13d-1(b), or 13d-2
            (b), check whether the person filing is a:

          (a)  [_]  Broker or dealer registered under Section 15 of the
                    Act,
          (b)  [_]  Bank as defined in Section 3(a)(6) of the Act,
          (c)  [_]  Insurance Company as defined in Section 3(a)(19) of the Act,
          (d) [_] Investment Company registered under Section 8 of the Investment Company Act,
          (e) [_] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
          (f)  [_]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security act of 1974 or Endowment Fund;
                    see 13d-1(b)(1)(ii)(F),
          (g)  [_]  Parent Holding Company, in accordance with
                    Rule 13d-1(b)(i)(G); see Item 7,
          (h)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).
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                                                       Page 4 of 5
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CUSIP NO. 8257321
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Item 4.   Ownership.
          If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1 (b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.
          (a)  Amount beneficially owned:
                         658,000
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          (b)  Percent of class:
                         7.2%
               -----------------------------------------------------------
          (c)  Number of shares as to which such person has:
          (i)  Sole power to vote or to direct the vote      658,000      ,
                                                       -------------------
          (ii) Shared power to vote or to direct the vote       0         ,
                                                         -----------------
         (iii) Sole power to dispose or to direct the disposition of
                                                               658,000    ,
                                                         -----------------
          (iv) Shared power to dispose or to direct the disposition of  0 .
                                                                      ----
Item 5.   Ownership of Five Percent or Less of a Class.
          Not Applicable.
Item 6. Ownership of More Than Five Percent on Behalf of Another Person. Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
          Not Applicable.

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                                                       Page 5 of 5

Item 8.   Identification and Classification of Members of the Group.
          Not Applicable.
Item 9.   Notice of Dissolution of Group.
          Not Applicable.
Item 10.  Certification.
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:     January 30, 1997             BRISTOL-MYERS SQUIBB COMPANY




                                   By:/s/____________________________
                                        Alice C. Brennan
                                        Vice President and Secretary